EXHIBIT 99

Magna Announces Second Quarter Results

  Sales of $10.1 billion decreased 1%, compared to global light vehicle production down 6%
  Excluding foreign currency translation and divestitures net of acquisitions, sales up 5% with each segment outpacing global light vehicle production
  Cash provided from operating activities of $920 million
  Returned $519 million to shareholders through share repurchases and dividends
  Outlook largely unchanged

AURORA, Ontario, Aug. 08, 2019 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the second quarter ended June 30, 2019. Please click HERE for full second quarter Financial Statements and MD&A.

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2019	2018	2019	2018
Reported

Sales	$10,126	$10,280	$20,717	$21,072

Income from operations before income taxes	$595	$819	$1,963	$1,670

Net income attributable to Magna International Inc.	$452	$626	$1,558	$1,286

Diluted earnings per share	$1.42	$1.77	$4.83	$3.60

Non-GAAP Financial Measures(1)

Adjusted EBIT	$677	$803	$1,397	$1,678

Adjusted diluted earnings per share	$1.59	$1.67	$3.22	$3.51

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1) Adjusted EBIT, Adjusted diluted earnings per share and Adjusted EBIT as a percentage of sales are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

THREE MONTHS ENDED JUNE 30, 2019

Overall, our results came in slightly ahead of our expectations in the second quarter of 2019, driven by our Body Exteriors & Structures, Power & Vision and Complete Vehicles segments.  Our Seating segment was below our expectations mainly due to continued launch costs and inefficiencies at a new facility.

On a consolidated basis, we posted sales of $10.13 billion for the second quarter of 2019, a decrease of 1% from the second quarter of 2018, which compares favourably to global light vehicle production that decreased 6%.  Excluding the impact of foreign currency translation and divestitures net of acquisitions, sales increased 5%, and by segment: Complete Vehicles, Seating and Power & Vision increased 49%, 3% and 1%, respectively, while Body Exteriors & Structures decreased 4%.

Adjusted EBIT decreased 16% to $677 million in the second quarter of 2019 resulting in an adjusted EBIT as a percentage of sales of 6.7% in the second quarter of 2019 compared to 7.8% in the second quarter of 2018.  This is mainly due to lower margins in our:

  Power & Vision segment, largely driven by higher engineering and other costs in our ADAS business, and lower equity income;
  Seating segment primarily as a result of higher launch costs and inefficiencies at a new facility, lower equity income, and higher commodity costs; and
  Body Exteriors & Structures segment primarily as a result of reduced earnings due to lower sales.

Income from operations before income taxes was $595 million for the second quarter of 2019 compared to $819 million in the second quarter of 2018.  Included in income from operations before income taxes in the second quarter of 2019 were Other expense, net items totaling $68 million comprised of net unrealized losses on the revaluation of our investments and restructuring costs partially offset by an adjustment to the gain on the sale of our Fluid Pressure & Controls business.  Income from operations before income taxes in the second quarter of 2018 included Other income, net items totaling $39 million.  Excluding Other expense (income), net from both periods, income from operations before income taxes decreased $117 million in the second quarter of 2019 compared to the second quarter of 2018.

Net income attributable to Magna International Inc. was $452 million for the second quarter of 2019 compared to $626 million in the second quarter of 2018.  Included in net income attributable to Magna International Inc. in the second quarter of 2019 were Other expense, net items totaling $57 million after tax.  Net income attributable to Magna International Inc. in the second quarter of 2018 included Other income, net items totaling $36 million after tax.  Excluding Other expense (income), net from both periods, net income attributable to Magna International Inc. decreased $81 million in the second quarter of 2019 compared to the second quarter of 2018.

Diluted earnings per share decreased to $1.42 in the second quarter of 2019, compared to $1.77 in the comparable period.  Adjusted diluted earnings per share decreased 5% to $1.59 compared to $1.67 for the second quarter of 2018.

In the second quarter of 2019, we generated cash from operations of $920 million.  Investment activities for the second quarter of 2019 were $587 million, including $328 million in fixed asset additions, $152 million in acquisitions, and a $107 million increase in investments, other assets and intangible assets.

“Second quarter results came in slightly ahead of our expectations and our sales once again outpaced global vehicle production. We have been taking steps to optimize our business in response to lower industry volumes. Our 2019 outlook is largely unchanged despite our expectation of continued challenging automotive market conditions.”

- Don Walker, Magna’s Chief Executive Officer

SIX MONTHS ENDED JUNE 30, 2019

We posted sales of $20.72 billion for the six months ended June 30, 2019, a decrease of 2% from the six months ended June 30, 2018, which compares favourably with global light vehicle production which decreased 5% in the first six months of 2019 compared to the first six months of 2018. Excluding the impact of foreign currency translation and divestitures net of acquisitions, sales increased 4% and by segment: Complete Vehicles increased 36%, Seating increased 3%, Power & Vision was unchanged and Body Exteriors & Structures decreased 4%; in each case compared to the six months ended June 30, 2018.

During the six months ended June 30, 2019, income from operations before income taxes was $1.96 billion, net income attributable to Magna International Inc. was $1.56 billion and diluted earnings per share was $4.83, increases of $293 million, $272 million and $1.23, respectively, each compared to the first six months of 2018.

During the six months ended June 30, 2019, Adjusted EBIT decreased 17% to $1.40 billion, and Adjusted diluted earnings per share decreased 8% to $3.22, each compared to the six months ended June 30, 2018.

During the six months ended June 30, 2019, we generated cash from operations before changes in operating assets and liabilities of $1.81 billion, and invested $294 million in operating assets and liabilities. Total investment activities for the first six months of 2019 were $920 million, including $579 million in fixed asset additions, $152 million in acquisitions, and $189 million in investments, other assets and intangible assets.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three and six months ended June 30, 2019, we paid dividends of $110 million and $229 million, respectively.  In addition, we repurchased 8.6 million shares for $409 million and 14.2 million shares for $693 million, respectively, for the three and six months ended June 30, 2019.

Our Board of Directors declared a quarterly dividend of $0.365 with respect to our outstanding Common Shares for the quarter ended June 30, 2019. This dividend is payable on September 6, 2019 to shareholders of record on August 23, 2019.

SEGMENT SUMMARY

($Millions unless otherwise noted)	For the three months ended June 30,
	Sales			Adjusted EBIT
	2019	2018	Change	2019	2018	Change
Body Exteriors & Structures	$4,243	$4,551	$(308)	$341	$388	$(47)
Power & Vision	2,808	3,197	(389)	201	299	(98)
Seating Systems	1,452	1,424	28	83	117	(34)
Complete Vehicles	1,802	1,280	522	43	1	42
Corporate and Other	(179)	(172)	(7)	9	(2)	11
Total Reportable Segments	$10,126	$10,280	$(154)	$677	$803	$(126)

	For the three months ended June 30,
				Adjusted EBIT as a
				percentage of sales
				2019	2018	Change
Body Exteriors & Structures				8.0%	8.5%	(0.5)%
Power & Vision				7.2%	9.4%	(2.2)%
Seating Systems				5.7%	8.2%	(2.5)%
Complete Vehicles				2.4%	0.1%	2.3%
Consolidated Average				6.7%	7.8%	(1.1)%

($Millions unless otherwise noted)	For the six months ended June 30,
	Sales			Adjusted EBIT
	2019	2018	Change	2019	2018	Change
Body Exteriors & Structures	$8,551	$9,170	$(619)	$704	$731	$(27)
Power & Vision	5,891	6,387	(496)	417	658	(241)
Seating Systems	2,885	2,894	(9)	177	247	(70)
Complete Vehicles	3,730	2,940	790	71	20	51
Corporate and Other	(340)	(319)	(21)	28	22	6
Total Reportable Segments	$20,717	$21,072	$(355)	$1,397	$1,678	$(281)

	For the six months ended June 30,
	Adjusted EBIT as a percentage of sales
	2019	2018	Change
Body Exteriors & Structures	8.2%	8.0%	0.2%
Power & Vision	7.1%	10.3%	(3.2)%
Seating Systems	6.1%	8.5%	(2.4)%
Complete Vehicles	1.9%	0.7%	1.2%

Consolidated Average	6.7%	8.0%	(1.3)%

For further details on our segment results, please see our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

UPDATED 2019 OUTLOOK

	Current	Previous
Light Vehicle Production (Units) North America Europe	16.6 million 21.4 million	16.7 million 21.5 million

Segment Sales Body Exteriors & Structures Power & Vision Seating Systems Complete Vehicles	$16.3 - $17.1 billion $11.0 - $11.6 billion $5.4 - $5.8 billion $6.8 - $7.2 billion	$16.3 - $17.1 billion $11.0 - $11.6 billion $5.5 - $5.9 billion $6.9 - $7.3 billion

Total Sales	$38.9 - $41.1 billion	$39.1 - $41.3 billion

Adjusted EBIT Margin(2)	6.6% - 6.9%	6.7% - 7.0%

Equity Income (included in EBIT)	$150 - $195 million	$150 – $195 million

Interest Expense, net	Approximately $90 million	Approximately $100 million

Income Tax Rate(3)	Approximately 24%	Approximately 24%

Net Income attributable to Magna	$1.9 - $2.1 billion	$1.9 - $2.1 billion

Capital Spending	Approximately $1.6 billion	Approximately $1.7 billion

(2) Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales (3) The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation

In this 2019 outlook, we have assumed:

  2019 light vehicle production volumes (as set out above);
  no material unannounced acquisitions or divestitures; and
  foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency as follows:
    1 Canadian dollar equals U.S. dollars     0.745
    1 euro equals U.S. dollars                       1.125

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the three months ended June 30,
	2019	2018

Net Income	$450	$636
Add:
Interest expense, net	14	23
Other expense (income), net	68	(39)
Income taxes	145	183
Adjusted EBIT	$677	$803

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the three months ended June 30,
	2019	2018

Sales	$10,126	$10,280
Adjusted EBIT	$677	$803
Adjusted EBIT as a percentage of sales	6.7%	7.8%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the three months ended June 30,
	2019	2018

Net income attributable to Magna International Inc.	$452	$626
Add:
Other expense (income), net	68	(39)
Tax effect on Other expense (income), net	(11)	3
Adjusted net income attributable to Magna International Inc.	$509	$590
Diluted weighted average number of Common Shares outstanding during the year (millions):	319.5	354.1
Adjusted diluted earnings per share	$1.59	$1.67

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the six months ended June 30,
	2019	2018

Net Income	$1,551	$1,305
Add:
Interest expense, net	45	44
Other income, net	(611)	(36)
Income taxes	412	365
Adjusted EBIT	$1,397	$1,678

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the six months ended June 30,
	2019	2018

Sales	$20,717	$21,072
Adjusted EBIT	$1,397	$1,678
Adjusted EBIT as a percentage of sales	6.7%	8.0%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the six months ended June 30,
	2019	2018

Net income attributable to Magna International Inc.	$1,558	$1,286
Add:
Other income, net	(611)	(36)
Tax effect on Other income, net	93	3
Adjusted net income attributable to Magna International Inc.	$1,040	$1,253
Diluted weighted average number of Common Shares outstanding during the year (millions):	322.9	357.0
Adjusted diluted earnings per share	$3.22	$3.51

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.  To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our second quarter ended June 30, 2019 results on Thursday, August 8, 2019 at 8:00 a.m. ET. The conference call will be chaired by Vince Galifi, Chief Financial Officer. The number to use for this call from North America is 1-877-291-0442. International callers should use 1-212-231-2924. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Wednesday prior to the call.

TAGS
Quarterly earnings, record quarter, financial results, sales growth

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com  │  905.726.7035

MEDIA CONTACT
Tracy Fuerst, Director of Corporate Communications & PR
tracy.fuerst@magna.com  │  248.631.5396

OUR BUSINESS (4)
We are a mobility technology company. We have over 168,000 entrepreneurial-minded employees and 347 manufacturing operations and 92 product development, engineering and sales centres in 28 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

(4)  Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") and are intended to provide information about management's current expectations and plans. Such forward-looking statements may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements relating to:

  Magna’s forecast of light vehicle production in North America and Europe;
  Expected consolidated sales, based on such light vehicle production, including expected split by segment in our Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles segments;
  Consolidated Adjusted EBIT margin;
  Consolidated equity income;
Net interest expense; Effective income tax rate; Adjusted net income; Fixed asset expenditures; and Future returns of capital to our shareholders, including through dividends and share repurchases.

Our forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry
  economic cyclicality;
  regional production volume declines;
  intense competition;
  potential restrictions on free trade;
  trade disputes/tariffs;
Customer and Supplier Related Risks
  concentration of sales with six customers;
  shifts in market shares among vehicles or vehicle segments;
  shifts in consumer "take rates" for products we sell;
  quarterly sales fluctuations;
  potential loss of any material purchase orders;
  a deterioration in the financial condition of our supply base;
Manufacturing Operational Risks
  product and new facility launch risks;
  operational underperformance;
  restructuring costs;
  impairment charges;
  labour disruptions;
  supply disruptions;
  climate change risks;
  attraction/retention of skilled labour;
IT Security Risk
  IT/Cybersecurity breach;
Pricing Risks
  pricing risks between time of quote and start of production;
  price concessions;
  commodity costs;
  declines in scrap steel prices;
Warranty / Recall Risks
  costs to repair or replace defective products;
  warranty costs that exceed warranty provision;
  costs related to a significant recall;
Acquisition Risks
  inherent merger and acquisition risks;
  acquisition integration risk;
Other Business Risks
  risks related to conducting business through joint ventures;
  our ability to consistently develop and commercialize innovative products or processes;
  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
  risks of conducting business in foreign markets;
  fluctuations in relative currency values;
  tax risks;
  reduced financial flexibility as a result of an economic shock;
  changes in credit ratings assigned to us;
Legal, Regulatory and Other Risks
  antitrust risk;
  legal claims and/or regulatory actions against us; and
  changes in laws and regulations, including those related to vehicle emissions.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.